EXHIBIT 4.19

GLOBALTEX INDUSTRIES INC.
#501 - 535 THURLOW STREET
VANCOUVER, B.C.  V6E 3L2

August 2, 2002

Walter Davidson
3203 - 1009 Expo Boulevard
Vancouver, B.C.
V6Z 2V9

Dear Walter:

Debt Settlement Agreement

We hereby offer to settle a total of $55,000 of the outstanding indebtedness to you as at August 2, 2002 of Globaltex Industries Inc. (the "Company") by way of the issuance of 100,000 Common shares in the capital stock of the Company at a deemeed price of $0.55 per share. This transaction is subject to acceptance for filing by the TSX Venture Exchange and as such agree to sign such documentation in connection with the debt settlement as may be required by the TSX Venture Exchange.

If the foregoing meets with your approval, please sign three copies of this letter where indicated and return them to us. Your share certificate will be forwarded to you following acceptance for filing of the transaction by the TSX Venture Exchange.

Yours truly,

GLOBALTEX INDUSTRIES INC.

Per:

"Mark Fields"
Mark Fields, President


AGREED AND ACCEPTED AS OF
THE 6th DAY OF AUGUST, 2002.



"Walter Daidson"
WALTER DAVIDSON